KEFEI LI DIRECT DIAL +8610 5905 5610 +86135 1106 5480 DIRECT FAX +8610 6505 5360 EMAIL ADDRESS kefei.li@sidley.com	SIDLEY AUSTIN LLP 盛德国际律师事务所 SUITE 608, TOWER C2, ORIENTAL PLAZA, NO.1 EAST CHANG AN AVENUE, DONG CHENG DISTRICT, BEIJING — TEL: +86 10 5905 5588 FAX: +86 10 6505 5360 November 7, 2018

AFFILIATED OFFICES

_______

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BOSTON

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WASHINGTON, D.C.

Christopher Dunham, Staff Attorney

Erin Purnell, Staff Attorney

William Schroeder, Staff Accountant

Benjamin Phippen, Staff Accountant

Re:	Puyi Inc.

Response to the Staff’s Comment Letter Dated October 26, 2018

Dear Mr. Dunham, Ms. Purnell, Mr. Schroeder and Mr. Phippen,

On behalf of our client, Puyi Inc., a foreign private issuer organized under the laws of Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated October 26, 2018. Concurrently with the submission of this letter, the Company is filing herewith its registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR to the Commission.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

In addition to addressing the Staff’s comments, the Company has updated certain disclosures in the Registration Statement to reflect the Company’s recent developments and update on depositary information.

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General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications

In response to the Staff’s comment, the Company respectfully submits that it has not provided, nor has it authorized anyone to provide, written communications, as defined in Rule 405 under the Securities Act, to potential investors in reliance on Section 5(d) of the Securities Act. The Company notes that it will supplementally provide the Staff copies of any of the above-described written communications or research reports of which it becomes aware.

Prospectus Summary

Our Business, page 1

2.	Please revise to provide context for your "significant growth in recent years" by briefly identifying the type(s) of, and reason(s) for, this growth (e.g. net income, total assets, additional business lines, etc.). Please further disclose that revenues from your largest line of business, wealth management services, decreased in FY 2018 compared to FY 2017 and disclose the reason(s) for this change and whether you expect such trends to persist in FY 2019.

In response to the Staff’s comment, the Company has added the disclosure on page 2 of the Registration Statement, to (i) provide context for the “significant growth in recent years” including details of reasons for significant growth in net revenues, net income and total assets in FY2018 compared to FY2017; and (ii) disclose the decrease in net revenue from wealth management services, the reasons for such decrease as well as for management’s expectation that such decrease would not persist in FY2019.

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Risk Factors, page 10

3.	We note your disclosure on page 6 that you elected to "opt in" to the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the JOBS Act. Please revise to include a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies, and as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosure.

In response to the Staff’s comment, the Company has (i) revised the risk factor relating to its status as an emerging growth company on page 21 of the Registration Statement to add disclosure of risks relating to its decision to “opt in” to the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the JOBS Act; and (ii) included a similar statement under “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Critical Accounting Policies” on page 57 of the Registration Statement.

Risks Related to Our Business and Industry, page 10

4.	Please include a risk factor related to your reliance on a small number of customers for a majority of your revenues. In this regard we note your disclosure on page 66 that five companies were responsible for more than 70% of your net revenues in each of your last two fiscal years. Please further disclose whether you have entered into any agreements with these companies, briefly describing the material terms of these agreements if so.

In response to the Staff’s comment, the Company has added (i) a risk factor relating to its reliance on a small number of products providers for a majority of its revenues on pages 3 and 16 of the Registration Statement; and (ii) disclosure of material terms of distribution agreements entered into with its major product providers on page 94 of the Registration Statement.

Risks Related to Our Corporate Structure We rely on contractual arrangements with our variable interest entity..., page 25
5.	We note that your contractual arrangements provide for the resolution of disputes through arbitration in China. Please revise your disclosure to state, if true, that the arbitration provisions relate to the claims arising out of the contractual relationship created by the VIE agreements, rather than claims under the US federal securities laws and do not prevent shareholders of the company from pursuing claims under the US federal securities laws.

In response to the Staff’s comment, the Company has revised the disclosure on pages 26 and 85 of the Registration Statement.

The Company supplementally advises the Staff that the arbitration provisions in the VIE agreements will only apply to claims between the parties thereunder as to matters arising from the VIE agreements, and holders of the Company’s ordinary shares are not parties to such agreements. As such, the arbitrations provisions have no effect on the rights of the Company’s shareholders to pursue claims against the Company under United States federal securities laws.

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Use of Proceeds, page 40

6.	Please disclose the estimated net proceeds broken down into each principal intended use thereof pursuant to Item 4(a) of Part I of Form F-1 and Item 3(C) to Part I of Form 20-F. We also note your disclosure that you will only be able to use the proceeds of this offering in China through loans to your VIE and or loans or capital contributions to your PRC subsidiaries. Please revise your second paragraph to distinguish between the uses of proceeds which may be accomplished by you or one of your offshore intermediate holding companies, and those uses of proceeds which would require loans or capital contributions to your affiliates in China. Please further disclose the maximum amount that you will be eligible to loan to your VIE and or PRC subsidiaries at the completion of this offering, as well as the maximum amount that you will be eligible to contribute as capital to your PRC subsidiaries. Please also disclose the status of and reasonably expected timing for the necessary PRC government registration, approval and filing requirements related to the foregoing.

In response to the Staff’s comment, the Company has added disclosure on pages 41, 106 and 107 of the Registration Statement (i) of the breakdown of its intended use of the estimated net proceeds pursuant to Item 4(a) of Part I of Form F-1 and Item 3(C) to Part I of Form 20-F; (ii) to distinguish between the uses of proceeds which may be accomplished by the Company or its offshore intermediate holding companies, and those use of proceeds which would require loans or capital contributions to its affiliates in China; (iii) the statutory limit (if any) on loans or capital contributions that the Company would be eligible to grant to its VIE or PRC subsidiaries, respectively; and (iv) the expected timing for completion of relevant PRC registration and approval procedures for the loans and capital contributions, respectively.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 48

7.	Please revise your MD&A to include a discussion of changes in financial position for each of the periods presented in your financial statements.

In response to the Staff’s comment, the Company has added a discussion of changes in financial position of the year ended June 30, 2017 and the year ended June 30, 2018 on pages 63 and 64 of the Registration Statement.

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Major Factors Affecting Our Results of Operations

Product Mix, page 49

8.

Please enhance your disclosure here and in your discussion of net commission model vs. gross commission model on page 52 to:

● Describe in more detail the authoritative body or guidance requiring privately raised product providers in China to identify its funds products under either a net commission model or a gross commission model;

● Describe, in more detail, when and how you determine which model to use, including the significant factors that influence your determination;

● Include an enhanced discussion of the process for registering as either net-commission based funds or gross-commission based funds; and

● Identify the third parties under the gross commission model.

In response to the Staff’s comment, the Company has added disclosure related to: (i) the regulatory and industry self-regulatory organization rules requiring product providers of privately raised fund (i.e., fund managers) in China to identify its funds products under either direct sales (i.e., a net-commission model) or distributions on a commission basis (i.e., a gross commission model) on page 103 of the Registration Statement; (ii) the sole discretion of the fund managers in determining which model to adopt on pages 2, 15, 51 and 54 of the Registration Statement; (iii) the process for registering the funds as either direct sales or distributions on a commission basis on page 103 of the Registration Statement; and (iv) the clarification that the third parties under the gross commission model refer to seed clients on pages 51 and 54 of the Registration Statement.

9.	Please enhance your disclosure to better describe the underlying factors causing the shift from the gross commission model to the net commission model and whether you consider this a trend that will continue in the future. In addition, please include a more detailed discussion of the impact this shift has had, and is expected to have, on revenue, costs of sales, other operating expenses and gross margin.

In response to the Staff’s comment, the Company has (i) added disclosure describing the primary reason for the significant increase in privately raised funds under the net commission model and significant decrease of such products under the gross commission model for the year ended June 30, 2018 on pages 51 and 61 of the Registration Statement; (ii) revised the disclosure on pages 61 and 62 of the Registration Statement with a more detailed discussion of the impact that the significant increase in net-commission based fund products in FY2018 has had on revenue, cost of sales and gross margin; (iii) added disclosure on pages 15 and 51 regarding the uncertainties of any continued increase in the future as fund managers have the sole discretion in selecting fund sales models, which in turn would affect the respective proportion of the Company’s fund products on a net-commission basis or a gross-commission basis.

The Company respectfully advises the Staff that the recognition policies of the other operating expenses (i.e., selling expenses, and general and administrative expenses) are the same for net-commission based funds and gross-commission based funds, therefore there was no impact on the other operating expenses caused by the significant increase in net-commission based fund products in FY2018.

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Operating Costs and Expenses, page 50

10.	Please enhance your disclosure to describe the “directly sales model” referred to on page 50 or revise as necessary to identify the appropriate sales model (e.g., gross commission model vs. net commission model).In addition, please explain in more detail why the increase in the number of privately raised funds distributed through this model caused a decrease in operating costs and expenses as a percentage of revenue, address whether this represents a trend that will continue, and if so, the anticipated impact on your financial statements.

In response to the Staff’s comments, the Company has (i) revised the disclosure on pages 51 and 52 of the Registration Statement to clarify the relationship between the “direct sales model” and “net-commission model”; and (ii) the reason for the increase in the number of privately raised funds distributed on a net-commission basis resulting in a decrease in operating costs and expenses as a percentage of revenue.

The Company further respectfully advises the Staff that, given that fund managers have sole discretion in selecting which fund sales model to adopt as explained in the response to Q9, the Company is unable to predict or forecast any future trends in fund sales models.

Key Components of Results of Operations

Net Revenues

Asset Management Services, page 53

11.	Please revise to include a roll forward, for all periods presented, of assets under management (AUM) showing the beginning balance, gross inflows, gross outflows, market appreciation/deprecation, new funds established, acquisitions/dispositions of existing funds, etc., to arrive at an ending AUM balance. Please disaggregate the AUM roll forwards by the fund categories, type, products, etc., if meaningful to understand your business. Please identify significant trends or concentrations within a particular fund category and/or investor type to understand significant trends in your AUM and discuss the causal factors for the trends. Refer to Item 303(a)(3) of Regulation SK.

In response to the Staff’s comment, the Company has added a table on pages 95 and 96 of the Registration Statement to provide additional details regarding its AUM for all periods presented.

The Company respectfully submits that, as its asset management services business was only recently launched in April 2018, and as the Company is currently only managing two FoFs, the Company has not identified any significant trends or concentrations within a particular fund category and/or investor type.

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12.	We note your disclosure on page 57 that management fees are based on a range up to 2% of committed capital. For all periods presented, please quantify the weighted average management fee rate and, if relevant, include a discussion of any significant trends in your average fee rates.

In response to the Staff’s comment, the Company has added relevant disclosure on page 95 of the Registration Statement to quantify the Company’s weighted average management fee rate for the period commencing from April 27, 2018, the date the first two FoFs were established, up to June 30, 2018.

The Company respectfully submits that as it only recently launched its asset management services business in April 2018, it has not identified any significant trends in average fee rates within such a short period of time. The Company expects that its weighted average management fee rates will remain relatively stable in the foreseeable future.

Business, page 83

13.	Please disclose the material terms of your engagement with seed clients (e.g. the incentives offered, whether and how incentives vary, the party responsible for paying or providing these incentives, frequency of any payment, term of any engagement, etc.). Please also disclose the retention rate of your seed clients and the standard that you apply, if any, to determine whether a seed client is still actively collaborating as a part of your sales model.

In response to the Staff’s comment, the Company has added relevant disclosure page 97 of the Registration Statement.

Our Services, page 88

14.

Please revise to expand your disclosure regarding your products. In particular, please revise to include:

● The number of clients of each of the products by type, differentiating between seed clients and other clients;

● A more detailed description of the fees generated by type that specifically states the percentages or amounts charged; and

● Information regarding the historical performance of your products.

In response to the Staff’s comment, the Company has added the relevant disclosure on pages 92, 93 and 97 of the Registration Statement.

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Wealth Management Services

Products Distributed Offline-Privately Raised Products, page 90

15.	Please revise to clarify what TMT stands for and to include enhanced disclosure describing PIPE transactions.

In response to the Staff’s comment, the Company has added disclosure on page 6 of the Registration Statement.

16.	We note your disclosure on page 91 that you distributed three QDII funds since August 2017. Please revise to define QDII and to include a significantly enhanced discussion of the program, your involvement in the program, and any relevant contractual arrangements, risks, or regulations associated with QDII funds.

In response to the Staff’s comment, the Company has defined QDII on page 6 of the Registration Statement.

The Company respectfully submits to the Staff that, as advised by its PRC legal counsel, GFE Law Office, in distributing the QDII funds, the Company is not directly involved in the QDII program. Consistent with the Company’s distribution of other types of privately raised funds, the Company enters into agreements with fund managers of QDII funds to distribute such funds under its wealth management services. The Company does not participate in the actual management of, or any decision making or administrative procedures relating to, any QDII funds, nor does the Company enter into agreements with any QDIIs. The Company advises the Staff that it is not subject to any relevant contractual arrangements, risks or regulations specifically associated with the QDII funds.

Sales and Marketing, page 94

17.	We note each seed client brought in approximately four new clients on average as of FYE 2018. Please also disclose the average number of new clients brought in by your seed clients as of FYE 2016 and FYE 2017 and make corresponding revisions to your Management's Discussion and Analysis of Financial Condition and Results of Operations for your last three fiscal years in order to demonstrate the change in this metric. In this regard we note your disclosure on page 48 that you expect that the average number of new clients brought in by each seed client will continue to be a key factor affecting your revenue growth. Please also disclose the maximum number of new clients attributable to a single seed client, or a similar metric of your choosing, in order to demonstrate the relative importance of certain seed clients to your business compared to your average seed clients.

The Company respectfully advises the Staff that the Company has revised the key factor “the average number of new clients brought in by each seed client” affecting our revenue growth on page 51 of the Registration Statement to “the number of active seed clients and the number of clients brought in by seed clients”. In response to the Staff’s comment, the Company has: (i) added relevant disclosure related to the number of its active seed clients and percentages of its active seed clients to total seed clients, respectively, for the year ended June 30, 2017 and 2018, on pages 50 and 97 of the Registration Statement; and (ii) deleted the statement related to the average number of new clients brought in by each seed client on page 97 of the Registration Statement.

In addition, the Company respectfully advises the Staff that, because of the Company’s large seed client base which consisted of approximately 35,000 seed clients as of June 30, 2018, the Company does not rely on any single seed client or a limited number of seed clients. In response to the Staff’s comment, the Company has added relevant disclosure on page 97 of the Registration Statement.

*       *      *

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If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +86 10 5905 5610 or via email at Kefei.li@sidley.com. Questions relating to accounting and auditing matters of the Company may also be directed to audit engagement partner at Marcum Bernstein & Pinchuk LLP, Charles Yin, by telephone at (86) 20-3877-1089, or by email cherry.xiang@marcumbp.com.

Very truly yours,

/s/ Kefei Li
Kefei Li

Enclosures

cc:	Haifeng Yu, Chief Executive Officer, Puyi Inc.

Hu Anlin, Chief Financial Officer, Puyi Inc.

Charles Yin, Partner, Marcum Bernstein & Pinchuk LLP

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